

Mail Stop 3030

July 16, 2009

VIA U.S. MAIL AND FACSIMILE (408) 331-8601

John K. Allen
Chief Financial Officer
Leadis Technology, Inc.
800 W. California Avenue, Suite 200
Sunnyvale, California 94086

> **Re:** **Leadis Technology, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 31, 2009**
> **File No. 000-50770**

Dear Mr. Allen:

    We have reviewed your letter dated July 9, 2009 and have the following comment. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed June 11, 2009

1.   We note that you disposed of your touch sensor assets for approximately $6.25 million on June 10, 2009, which appears to be a material disposition to your financial statements. Please tell us about your consideration of providing pro forma financial statements depicting the disposition under Item 2.01 of Form 8-K. Refer to Rule 11-01(b).

        As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Andri Boerman, Staff Accountant, at (202) 551-3645 or me at (202) 551-3604 if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin F. James, Senior Assistant Chief Accountant at (202) 551-3671.

                                        Sincerely,

                                        Kate Tillan
                                        Assistant Chief Accountant